EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiary	Jurisdiction of Incorporation

Direct Subsidiaries of Mobilepro Corp.
CloseCall America, Inc.	Delaware
Affinity Telecom, Inc.	Delaware
Davel Acquisition Corp.	Delaware
Davel Communications, Inc. (subsidiary of Davel Acquisition Corp.)	Delaware
American Fiber Network, Inc.	Delaware
ProGames Network, Inc.	Delaware

Direct and Indirect Subsidiaries of Davel Communications, Inc.
Davel Financing Company, LLC	Delaware
Davel Communications Group, Inc.	Illinois
Davel Mexico, Ltd.	Illinois
Telaleasing Enterprises, Inc.	Illinois
Peoples Telephone Company, Inc.	New York
PhoneTel Technologies, Inc.	Ohio
Davel de Mexico, S. de RL (subsidiary of Davel Mexico, Ltd.)	Mexico
Telefonos Publico (subsidiary of Davel Mexico, Ltd.)	Mexico